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                                                                 EXHIBIT (a)(vi)

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For Immediate Release                          Contacts:
                                               Investors: Warren Bimblick (212)745-0615
                                               Media: David Adler 212-745-0177
                                               Web-site: www.primediainc.com
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                      PRIMEDIA COMPLETES EXCHANGE OFFERING

    NEW YORK, FEBRUARY 17, 1998--PRIMEDIA Inc. (NYSE: PRM) announced today that its exchange agent, The Bank of New York, has completed the final count of certificates representing shares of $9.20 Series E Exchangeable Preferred Stock tendered in connection with PRIMEDIA's exchange offer commenced January 16, 1998 and completed on February 17, 1998. The final count showed 1,250,000 shares of Series E Exchangeable Preferred Stock, representing 100% of the shares outstanding, has been validly tendered and not withdrawn. The shares of Series E Exchangeable Preferred so tendered will be exchanged for an equal number of shares of $9.20 Series F Exchangeable Preferred Stock. The terms of the Series F Exchangeable Preferred Stock are identical to the terms of the outstanding Series E Exchangeable Preferred Stock except that Series F Exchangeable Preferred Stock are being issued in a registered public offering while the outstanding Series E Exchangeable Preferred Stock were issued in a transaction exempt from registration and are restricted securities.

    PRIMEDIA Inc. (formerly K-III Communications) is the authoritative source of specialized information in targeted media (specialty magazines, technical and trade magazines, consumer and business information) and education (classroom learning and workplace learning). Some key brands include SEVENTEEN, NEW YORK, CHICAGO, SOAP OPERA DIGEST, CHANNEL ONE, WEEKLY READER, WORLD ALMANAC, HORTICULTURE, MODERN BRIDE, AMERICAN BABY and PRIMEDIA Workplace Learning.